PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
File No. 333-138244

MathStar, Inc.

Shares of Common Stock

This prospectus is for the resale of shares of common stock of MathStar, Inc. that it issued in a private placement completed in October 2006.  The shares include 1,366,988 shares of common stock that may be purchased upon the exercise of warrants.  As part of the sale of our shares of common stock, we agreed to register the shares of common stock for resale by the selling stockholders.  This means:

•                  The selling stockholders may sell their shares of common stock from time to time on the open market.

•                  For information on the methods of sale of the common stock, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 22.

•                  MathStar will receive proceeds upon any exercise of the warrants.  It will not receive any of the proceeds from the sale of the shares by the selling stockholders.

•                  You should read this prospectus and any prospectus supplement carefully in its entirety before you invest in shares of our common stock.

Our common stock is listed on The NASDAQ Global Market under the symbol “MATH.”  On November 6, 2006, the last reported sale price for our common stock reported on The NASDAQ Global Market was $4.40 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2006.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders have agreed to offer to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

For investors outside the United States: We have done nothing that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus before deciding to invest in shares of our common stock.

Our Business

We are a development stage company that designs, develops and markets a new class of semiconductor integrated circuit, or chip, we call field programmable object arrays, or FPOAs. An integrated circuit chip is a small electronic device made out of a semiconductor material that is used for a variety of electronic devices, including personal computers, audio and video equipment, and other electronic products and systems.  Our FPOAs are high-performance, reprogrammable integrated circuits based on our proprietary silicon object technology. We believe that our FPOA chips will provide cost, performance, time-to-market and time-in-market advantages when compared to existing methods used to design logic devices. Logic devices are used for managing the interchange and manipulation of digital signals within an electronic system and are one of three broad categories of digital integrated circuits used in electronic systems.

An FPOA consists of very small, pre-designed, high-speed computing and data storage elements, or silicon objects, arranged in a grid pattern, along with internal and external memory and data input and output channels. The grid of silicon objects is overlaid with a high-speed interconnection system, creating the silicon object array. This array of objects and interconnect matrix is programmed to execute unique customer applications using industry-standard and FPOA-specific software design tools. Each of our silicon objects can execute its function at a rate of up to one billion times per second, which is up to four times faster than commercially available programmable logic devices. Our first FPOA contains 400 silicon objects, and each of these can operate simultaneously, creating a chip capable of executing 400 billion computational operations per second.

Currently, two of the most common methods used to design logic devices are the application-specific integrated circuit method, or ASIC, and the programmable logic device method, or PLD. The field programmable gate array, or FPGA, is a segment of the PLD market. ASICs are designed by the end customer with fixed functions for a single application and cannot be reprogrammed. The primary advantages of using ASIC technology are low per unit cost and high performance. The primary disadvantages of using ASICs are their high up-front development costs, long time-to-market and inability to change the chip’s function as applications and algorithms change. An algorithm is a finite set of well-defined instructions for accomplishing a task and can be implemented by computer programs. In contrast to ASICs, FPGAs, purchased off-the-shelf, are programmed by the customer and can be used in a wide range of applications. This inherent flexibility of FPGAs provides the advantages of design change simplicity, shorter time-to-market, lower up-front development cost and longer time-in-market. The primary disadvantages of using FPGAs are their lower performance and higher per unit cost as compared to ASICs. We believe these disadvantages limit the applications that can be effectively served by the FPGA architecture. We have introduced a new chip architecture that combines the cost and performance advantages of ASICs with the reprogrammability of FPGAs.

We believe FPOA chips offer better performance than ASIC or FPGA chips, low per unit cost advantages comparable to ASIC chips and the time-to-market and time-in-market advantages of FPGA chips for the following reasons:

•                  Speed.   Each object in the FPOA operates at a speed of up to one GigaHertz, or GHz, which is up to four times the speed of FPGAs. A GigaHertz is a measure of frequency, or clock speed, and is equal to a billion hertz or a thousand megahertz.

•                  Design simplicity.   Our FPOA architecture simplifies the silicon design process. ASIC and FPGA chips require the designer to perform the complex task of implementing algorithms using millions of individual logic gates. In electronics and digital circuits, a logic gate is an arrangement of switches used to calculate operations. FPOA designers implement these algorithms by programming a few hundred interconnected objects, reducing design costs and improving overall system performance and time-to-market.

•                  Smaller physical size.   In high-performance applications, we believe our FPOAs will have a per unit manufacturing cost advantage over FPGAs because FPOAs are smaller. In many cases, the FPOA architecture will realize solutions that have a higher functional density than typical FPGAs, reducing the amount of silicon required for a given design. Functional density refers to the number and complexity of functions that can be performed by a chip of a specific size.

•                  Fewer chips needed.   We believe the size and performance advantages of FPOAs will enable our customers to use fewer chips to implement electronic system functions as compared to FPGAs, which is expected to result in space savings and lower overall system power consumption.

•                  Fast time-to-market.   FPOAs will have a faster time-to-market than ASICs because FPOAs are available off-the-shelf.

•                  Reprogrammable.   Our FPOAs are reprogrammable. This allows our customers to change the functionality of their systems in the field, thus increasing time-in-market as compared to ASICs.

We will sell our FPOA chips in a blank state as standard off-the-shelf products. Our chips can be programmed for application-specific functionality by using a combination of industry standard design tools, our physical layer design tools and our library of pre-programmed algorithms. We have been sampling a limited supply of our first-generation FPOA chips since the second quarter of 2005, along with development boards and software design tools used to program the FPOA. In October 2006, we started sampling limited quantities of the production version of our ARRIX™ family of FPOAs and expect to continue shipping them in increasing quantities through the end of 2006.

Our Markets

Our goal is to introduce FPOA technology into market applications that require chips that combine high-speed performance, in-field programmability, low per unit price and rapid time-to-market. Because the FPOA chip is new, there is no independent research available on the market size for FPOAs. We expect to compete with FPGAs, ASICs and some types of digital signal processors, or DSPs.  DSPs are high-speed single chip microprocessors designed to perform mathematically-intensive digital signal processing computational tasks. Most of our early design wins are with customers in the high definition video, machine vision and military/aerospace markets, and we are now targeting commercial applications with the following characteristics:

•                  applications that demand higher performance than currently can be served by high-performance DSPs or FPGAs;

•                  applications that demand the reprogrammability of FPGAs but cannot justify the high per unit production cost of FPGAs;

•                  applications that demand high performance but are not expected to generate the production volume that would warrant the expense of an ASIC development; and

•                  applications where reprogrammability is a requirement, thus deterring the designer from using an ASIC.

We believe the machine vision, test and measurement, high definition video, medical imaging, high performance imaging, security and surveillance, military/defense and aerospace, digital signal processing, and cellular wireless base stations markets have the characteristics that make them ideally suited to take advantage of the FPOA architecture.

Our Business Strategy

Our goal is to achieve rapid adoption of the FPOA in commercial applications. To achieve this goal, we are using a manufacturers’ representative model.  We have contracted with 22 manufacturers’ representatives in North America and one in Europe.  The manufacturers’ representatives are managed by our four area sales managers and supported technically by our five field application engineers.  We will use this team and our strategic partners to introduce our FPOA chips to the marketplace, educate the market on the advantages of our FPOA technology and achieve design wins.

A design win is a customer’s selection of a particular vendor’s chip for use in the customer’s electronic system. Through October 12, 2006, we had achieved 14 design wins. In order to accelerate our initial market penetration, we anticipate we will offer FPOAs at a lower cost than existing FPGAs, using our lower manufacturing cost to our advantage. Our initial FPOA chip provides the basis for a planned family of FPOA chips that will serve as targeted chip platforms for the implementation of a widening range of customer-specific algorithms. We anticipate that future chips will consist of various versions of the initial FPOA chip, may contain different numbers of object types and will be optimized for either low power consumption, high performance, low price or customized intellectual property programming.

We have formed the following three strategic relationships:

•                  Honeywell International, Inc. is a diversified technology and manufacturing company. Our strategic agreement with Honeywell enables us to introduce our FPOA technology to the aerospace market. Honeywell has selected our FPOA technology for use in digital signal processing systems it designs for space-based applications. Honeywell is combining its chip technology with our FPOA’s reprogrammability features and designing radiation-hardened FPOAs to provide more reliability in space satellite and other systems operating in harsh environments.

•                  Valley Technologies, Inc. designs, produces and sells system-level processing boards to the defense industry. Valley Technologies has selected our FPOA technology to develop an FPOA-based processor board and to program high-performance processing algorithms for the United States Space and Naval Warfare Systems Command, or SPAWAR. Under our strategic alliance agreement, Valley Technologies has programmed several signal processing algorithm libraries to our FPOAs. The first version of the processor board using our FPOA chips is functional and has been tested and demonstrated to potential customers.

•                  Under our business development agreement with Summit Design, Inc., we have incorporated our physical layer design tools into the Summit Design Visual Elite design tool suite. We and our customers use the resulting design tool suite to program, or map, the customers’ intellectual property to our FPOAs. We are continuing to work with Summit Design to develop enhancements to the design tool suite.

Development Stage Company

We are a development stage company. We have a limited operating history and have not yet commercialized any products. To date, we have recognized only nominal revenue from research services provided under grants from governmental agencies, engineering services and sales of prototype chips and FPOA development kits. We do not know whether or when we will be able to generate significant product revenue or become profitable. For the year ended December 31, 2005, we had a net loss of $18,935,000, for the six months ended June 30, 2006, we had a net loss of $10,215,000 and, as of June 30, 2006, we had an accumulated deficit of $93,709,000.

Company Information

We were incorporated under Minnesota law in April 1997, and we reincorporated under Delaware law on June 14, 2005. Our executive offices are located at 19075 N.W. Tanasbourne Drive, Suite 200, Hillsboro, Oregon 97124. Our telephone number is (503) 726-5500. Our website is www.mathstar.com. The information contained on our website is not a part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “MathStar,” “we,” “us,” “our,” “our company” and similar references refer to MathStar, Inc.

Assumptions Used in Prospectus

Unless we indicate otherwise, all information in this prospectus takes into account the three-for-one reverse stock split of our common stock that was effective on June 10, 2005.

This prospectus refers to trademarks owned by other companies. The inclusion of other companies’ brand names and products in this prospectus is not an endorsement of us by those companies.

The Offering

Common stock offered by the selling stockholders(1)	4,509,488 shares

Common stock outstanding after the offering(1)(2)	22,275,878 shares

Use of proceeds	We will not receive any of the proceeds from the sale of our shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	MATH

(1)          Includes 1,366,988 shares that may be purchased upon the exercise of outstanding warrants held by the selling stockholders and assumes that all of such warrants are exercised.

(2)          The number of shares of our common stock to be outstanding after this offering is based on 20,908,890 shares outstanding as of October 16, 2006 and excludes:

•                  2,183,124 shares of common stock issuable upon the exercise of stock options outstanding as of October 16, 2006 under our 2000 Combined Incentive and Non-Statutory Stock Option Plan, 2002 Combined Incentive and Non-Statutory Stock Option Plan, 2004 Amended and Restated Long-Term Incentive Plan and the Digital MediaCom, Inc. 1999-2000 Stock Option Plan assumed by us in our August 2001 acquisition of Digital MediaCom, Inc.;

•                  302,930 shares of common stock reserved for future issuance as of October 16, 2006 under our 2004 Amended and Restated Long-Term Incentive Plan; and

•                  1,722,847 shares of common stock issuable upon the exercise of warrants outstanding as of October 16, 2006 (other than the 1,366,988 shares subject to the warrants that may be exercised by the selling stockholders).

As of October 16, 2006, the weighted average per share exercise price of our outstanding options for the purchase of common stock was $5.44, and the weighted average per share exercise price of our outstanding warrants for the purchase of common stock was $6.07.

Summary Financial Information

The following tables summarize our financial information. You should read this information together with our financial statements and related notes incorporated by reference into this prospectus and the sections of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.  See “Information We Have Incorporated by Reference.”

The net loss per share information is computed using the weighted average number of common shares outstanding for the periods presented.

	Year ended December 31,					Six Months Ended June 30,		Period from Inception (April 14, 1997)
	2001	2002	2003	2004	2005	2005	2006	to June 30, 2006
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$17	$50	$130	$134	$40	$118	$898
Cost of goods sold				53	52	15	6	112
Gross margin	—	17	50	77	82	25	12	786
Operating expenses:
Research and development	3,121	3,440	7,903	5,192	8,734	4,333	6,026	36,020
Selling, general and administrative	2,670	2,840	3,221	3,691	6,058	2,703	4,551	23,797
Total operating expenses	5,791	6,280	11,124	8,883	14,792	7,036	10,577	59,817
Operating loss	(5,791)	(6,263)	(11,074)	(8,806)	(14,710)	(7,011)	(10,565)	(59,031)
Interest income	508	82	47	57	170	7	350	1,770
Interest expense	—	—	—	—	(4,395)	(476)	—	(4,591)
Other income, net	—	—	—	—	—	—	—	17
Net loss from continuing operations	(5,283)	(6,181)	(11,027)	(8,749)	(18,935)	(7,480)	(10,215)	(61,835)
Loss from discontinued operations(1)	(8,346)	(23,528)	—	—	—	—	—	(31,874)
Net loss	$(13,629)	$(29,709)	$(11,027)	$(8,749)	$(18,935)	$(7,480)	$(10,215)	$(93,709)
Basic and diluted loss per share—continuing operations	$(0.98)	$(0.94)	$(1.56)	$(0.95)	$(1.56)	$(0.67)	$(0.60)
Basic and diluted loss per share—discontinued operations	$(1.56)	$(3.59)	$—	$—	$—	—	—
Basic and diluted net loss per share	$(2.54)	$(4.53)	$(1.56)	$(0.95)	$(1.56)	$(0.67)	$(0.60)
Weighted average number of common shares outstanding, basic and diluted	5,367	6,551	7,048	9,209	12,121	11,173	17,037

June 30, 2006
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,778
Working capital	11,304
Total assets	13,697
Total liabilities	1,816
Deficit accumulated during development stage	(93,709)
Total stockholders’ equity	11,881

(1)          Our acquisition of Digital MediaCom, Inc. in August 2001 resulted in a new and separate operating segment, the physical media device, or PMD, segment. In August 2002, due to events and changes in circumstances, which included a severe downturn in the market for the acquired in process PMD development projects, we committed to a plan to sell the PMD operating segment, which was comprised of the acquired Digital MediaCom operations. Accordingly, we tested the PMD assets for impairment and recorded a $13,306 goodwill impairment. This amount was included in the $23,528 loss from discontinued operations in 2002. On November 15, 2002, we sold or disposed of the assets of our PMD operating segment, including all of the valuable technology, property and equipment, licensed software and employees, for $1,752 in cash and the assumption by the buyer of $187 in liabilities. There was no gain or loss on the sale because the assets of the PMD operating segment were written down to their estimated net realizable value in August 2002.

RISK FACTORS

An investment in the shares of common stock to be sold in this offering is highly speculative and involves a high degree of risk. You should carefully review the following risk factors and the other information contained in this prospectus, including the financial statements and the related notes at the end of this prospectus, before deciding to invest in our shares of common stock. If any of the risks actually occurs, our business prospects, financial condition and operating results would likely be adversely affected and could be materially adversely affected. The market price of our common stock could then decline, and you could lose all or part of your investment in our shares.

Risks Relating to Our Business

Our operations and business are subject to the risks of a development stage company with little or no revenue and a history of operating losses. The report of our independent registered public accounting firm incorporated by reference into this prospectus contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We have incurred losses since inception, and we have had only nominal revenue.

We have operated as a development stage company since our inception by devoting substantially all of our efforts to raising capital and research and development. Thus, our financial statements have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards, or SFAS, No. 7, Accounting and Reporting by Development Stage Enterprises, issued by the Financial Accounting Standards Board, or FASB. The report of our independent registered public accounting firm related to our financial statements as of and for the years ended December 31, 2003, 2004 and 2005 and cumulatively for the period from April 14, 1997, date of inception, to December 31, 2005 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Since inception, we have had only nominal revenue from the sale or licensing of our FPOAs, and we have had losses.  We had net losses of $11,027,000, $8,749,000 and $18,935,000 for the years ended December 31, 2003, 2004 and 2005, and $10,215,000 for the six months ended June 30, 2006. As of June 30, 2006, we had an accumulated deficit of $93,709,000.  We expect to increase our spending significantly as we continue to expand our infrastructure. We are using and will use the proceeds from our October 2006 private placement and our October 2005 initial public offering and any proceeds we receive upon any exercise of the warrants by the selling stockholders to expand our sales and marketing efforts and continue research and development. In addition, we will need significant revenue and/or to raise additional capital to finance our business. We do not know whether or when we will become profitable because of the significant uncertainties regarding our ability to generate revenues.

We may need additional financing in the future, which may not be available to us on favorable terms or at all.  If we need additional financing but do not obtain it when we need it or on terms that are favorable to us, our business would be adversely and materially affected.

We may need additional financing in the future to finance our business. The timing and amount of such additional financing depends on many factors, including the following:

•                  delays in the development and testing of our FPOA chips or design tools;

•                  the costs of expanding our sales and marketing activities;

•                  the rate and degree of acceptance of our FPOA chips in the marketplace;

•                  our ability to establish successful strategic relationships with companies to develop and market our FPOA chips;

•                  the cost of or delays in producing our chips;

•                  the cost of hiring and training qualified application engineers and field application engineers;

•                  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs;

•                  the costs of defending any patent or trademark infringement actions brought against us by third parties;

•                  the cost of being a public company because of the disclosure, reporting, financial accounting and other requirements that apply to public companies; and

•                  the terms of the securities purchase agreements with the selling stockholders, which prevent us from selling any securities, with limited exceptions, for 45 trading days after the effective date of the registration statement of which this prospectus is a part or from filing a registration statement for 60 days after each effective date.

Additional financing may not be available to us when we need it or on terms that are favorable to us. If we cannot obtain adequate financing on a timely basis or under terms that are favorable to us, we may be forced to delay or limit aspects of our business plan, which could have a material adverse effect on our business, revenue, financial condition and results of operations. In addition, we may be required to seek funds from sources that will place limits on our operations and management or that require rights that are superior to those possessed by the holders of our common stock. If we raise additional funds by issuing equity securities, the new equity securities may dilute the average per share price or ownership interests of our stockholders, and the rights of the holders of the equity securities may be more favorable than those of the holders of our common stock.

If we are not able to commercialize our FPOA technology and begin to generate revenues from sales of our FPOA chips in 2007, our business, revenue, financial condition and results of operations could be adversely affected and the market price of our stock could decrease.

In the fourth quarter of 2006, we expect to produce a new version of our FPOA chip and begin selling the chip to customers. However, there can be no assurance that we can do so. The production and sale of the new version of our FPOA chip could be delayed beyond the fourth quarter of 2006 for many reasons, including delays in developing, testing and producing the chip, the lack of qualified personnel to work on the development of the chip, and the reluctance of customers and potential customers to accept a new technology. If the production or sale of the new version of the FPOA chip was delayed beyond the fourth quarter of 2006, our business, revenue, financial condition and results of operations could be adversely affected and the market price of our stock could decrease.

Because our current and planned FPOA chips are highly complex, they may contain defects or errors that are detected only after deployment in commercial applications, which would harm our reputation and result in increased liability and expense.

Our current and planned FPOA chips are highly complex and may contain defects, errors or failures. After the initial fabrication and packaging of an FPOA chip, we test their functionality and performance internally. Our testing may reveal some problems before the chips are delivered to our customers that would result in significant delays and costs to us. Because our chips are programmable in the field, they can be fully tested only when deployed and functioning in commercial applications. Consequently, our customers may discover errors after our chips have been deployed. The occurrence of any defects, errors or failures in our FPOA chips could result in the cancellation of orders, product returns, repairs or replacements, diversion of our resources, legal actions by our customers or our customers’ end users and other costs and losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our FPOA chips and loss of sales, which would adversely affect our business, revenue, financial condition and results of operations. We have experienced defects in the past and may experience defects in the future. Timing-related defects in our original FPOA design caused a low yield of chips that could operate at a clock speed of one GHz. As a result, we had to manufacture additional chips and sort through the available supply of chips to find those that worked properly, which increased our costs and delayed the marketing of our chips. Because the trend in the semiconductor industry is moving toward even more complex products, this risk probably will intensify over time and may result in increased liability and expenses.

Our FPOA chips are new and have not yet achieved commercial acceptance. Our success depends on effectively introducing our FPOA chips to the market and having them gain market acceptance. The failure of our FPOA chips to achieve commercial acceptance would have a material adverse effect on our business, revenue, financial condition and results of operations.

Our success depends upon our ability to introduce our FPOA chips to the market in a timely and effective manner and to have our FPOA chips gain widespread market acceptance. We have begun the process of identifying strategic markets for our FPOA chips and introducing our FPOA chips to these markets. However, our FPOA chip is new and has not been used in a product or in an electronic system that has been commercially distributed. From the time a customer selects our FPOA chips for its electronic system, it may be a considerable period of time before the customer starts volume production of its system and purchasing chips in volume, if at all. There can be no assurance that design wins will result in any production commitments that generate revenue growth for a number of reasons, including the decision of the customer to terminate the development or production of the electronic system for which the FPOA chip was selected.

The targeted markets into which we are introducing and will introduce our FPOA chips may not accept them. Users may not accept our FPOA chips as preferable to existing semiconductor chips, including ASICs and FPGAs, or new products in our targeted applications and densities. Electronic equipment manufacturers and other potential customers for our FPOA chips often have a preferred and established supplier of semiconductor chips. It will be difficult for us to overcome this preference and convince our targeted customers to use our FPOA chips rather than chips from their preferred vendors. The acceptance and deployment of our FPOA chips in the market will depend on many factors, including the availability and effectiveness of our FPOA chips and competing products from our competitors, the willingness of targeted customers to expend resources to test and use our new FPOA chips, the effectiveness of our marketing and sales personnel and the pricing for our FPOA chips. Any of the foregoing factors, among others, could limit market acceptance of our FPOA chips. Our failure to effectively introduce our FPOA chips to the market or the market’s failure to accept our chips would have a material adverse effect on our business, revenue, financial condition and results of operations.

Our future success will depend on our ability to develop new FPOA chips, introduce them to the market and have them gain market acceptance. There is no assurance that we can do so successfully or on a timely basis. Our failure to do so would have a material adverse effect on our business, revenue, financial condition and results of operations.

We operate in a market characterized by rapid technological change. In order to effectively compete, we need to develop new FPOA chips on a timely basis that will gain market acceptance. The development of new FPOA chips is a highly complex and precise process, and we will likely experience delays in developing and introducing them. Our development efforts may not result in the timely introduction of new FPOA chips or enhancements to existing chips. Successful chip development and introduction depends on a number of factors including, but not limited to:

•                  accurate chip definition and specification;

•                  timely completion of the chip design;

•                  establishing successful production arrangements with third-party semiconductor foundries;

•                  establishing successful relationships with strategic partners;

•                  establishing successful arrangements with third-party packaging companies;

•                  timely and quality chip fabrication;

•                  effective post-fabrication testing;

•                  receipt of United States government funding by us or our customers;

•                  the lack of a benchmark to measure the performance difference between an FPGA and our FPOA;

•                  achieving acceptable manufacturing yields; and

•                  acceptance of our FPOA chips by our target customers.

Due to the complexity and precision of our planned FPOA chips and the many variables involved in their design, we may not be able to successfully develop and introduce our existing and planned FPOA chips to the marketplace on a timely basis or at all. We anticipate that we will need to continually invest in semiconductor design engineering talent, state-of-the-art engineering tools and related test equipment. Our failure to develop and introduce new FPOA chips successfully would materially and adversely affect our business, revenue, financial condition and results of operations.

Our success depends on our ability to develop effective FPOA design tools, either alone or in alliances with independent electronic design automation companies, and to have the design tools gain market acceptance. Our failure to do so would delay or prevent the commercialization of our FPOA chips, which would materially harm our business, revenue, financial condition and results of operations.

As part of the development process for our FPOA chips, our customers must have design tools so they can program, or map, their intellectual property applications, or algorithms, to our FPOA chips. Working with Summit Design, Inc., we have developed a suite of FPOA-specific design tools. To be successful, we must introduce these design tools to the market and have them accepted by customers or develop other design tools that will be accepted either alone, with Summit Design or with other electronic design automation companies. Developing new FPOA design tools is a complex process, and we will likely experience delays in developing and introducing them. Successful product development and introduction depends on a number of factors including, but not limited to, accurate tool definition, user documentation and specification, timely completion of the design tools and acceptance of our FPOA design tools by our target customers. In many cases, our target customers will have strong preferences to work with industry-leading tool design companies. We must overcome this preference to have our design tools accepted and used by these customers. In addition, the FPOA-specific design tools run only on Windows® operating systems and software, which may delay or prevent their acceptance by our target customers. We may not be able to successfully develop and introduce FPOA design tools to the market on a timely basis or at all. Our failure to develop and introduce new design tools successfully would materially and adversely affect our business, revenue, financial condition and results of operations.

We presently rely on Summit Design, Inc. for the design tools that are used to map our customers’ algorithms to our FPOAs. If Summit Design could not or would not provide these design tools and related support services for any reason, further design tool development would be delayed, which would delay the introduction of our FPOAs to the marketplace.

Our current strategy for developing the FPOA design tools used to program our customers’ intellectual property applications to our FPOA chips is to form strategic relationships with electronic design automation companies, such as Summit Design, Inc., to jointly develop these design tools. Thus, our success will depend on forming and successfully maintaining these relationships. Summit Design is the only current source for an integrated design tool software suite that includes our FPOA-specific design tools. If Summit Design was unable or unwilling to provide these design tools and related support services for any reason, any further design tool development would be delayed. In addition, our ability to fix any problems that arise with respect to the design tools would be limited. We probably would have to identify and enter into a strategic relationship with another electronic design automation company to develop a new set of design tools. There is no assurance we could do so at all or under terms that are acceptable to us. Any delay in our design tool development would result in a delay in introducing our FPOA chips to the marketplace, which would have an adverse effect on our business, revenue, financial condition and results of operations.  On October 24, 2006, Mentor Graphics Corp. announced its plans to acquire Summit Design. Our management is evaluating but has not yet determined the effect of the acquisition, if any, on our relationship with Summit Design or on the development of our design tools.

We use a third-party contractor to fabricate the silicon wafers used in our FPOA chips. If our supply of silicon wafers from the contractor was interrupted, delayed or terminated for any reason, our business, revenue, financial condition and results of operations would be adversely affected.

We are and intend to remain a fabless semiconductor company. We do not intend to invest any funds or resources to build, own or operate a silicon wafer fabrication facility. We anticipate that all of our chip fabrication needs will be supplied by independent contractors.

Currently, we are working with Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan to fabricate the silicon wafers used in our FPOA chips. We have no formalized contract with or supply or allocation commitment from TSMC. TSMC’s chip production facilities have at any time a fixed capacity, the allocation of which is determined by TSMC and over which we have no control. As a small customer of TSMC, our production runs may not be assigned the priority given to larger customers of TSMC. Our reliance on TSMC to fabricate our FPOA chips also subjects us to reduced control over delivery schedules, quality assurance and manufacturing yields and costs. A shortage in TSMC’s capacity, or any interruptions or delays in fabricating the silicon wafers used in our FPOA chips, could hinder our ability to meet any demand for our FPOA chips. To help assure the continued supply of our FPOA chips, we may engage other companies to fabricate the silicon wafers used in our chips. However, there are only a limited number of foundries that have the capability to fabricate these silicon wafers. If we engage other vendors, we may encounter start-up difficulties and delays and incur additional costs. We may not be able to engage other chip fabrication vendors at all or under terms that are acceptable or favorable to us.

Also, TSMC is located in Taiwan, which is in an area that is seismically active and where cyclones occur, and there have been tensions between Taiwan and the Peoples Republic of China. Should there be a major earthquake, a cyclone or a threatened or actual outbreak of hostilities in Taiwan in the future, the production of our chips by TSMC could be disrupted or cease. Such a disruption or cessation in the production of our chips would likely result in our inability to ship our FPOA chips in a timely manner, thereby adversely affecting our business, revenue, financial condition and results of operations.

The production of silicon wafers is a complex process, and production yields can be adversely affected by many factors over which we have no control. A shortage or delay in producing the silicon wafers used in our FPOA chips could have an adverse effect on our business, revenue, financial condition and results of operations.

If our FPOA chips gain market acceptance, we will increasingly rely on favorable production yields and timely delivery of silicon wafers from our third-party contractor, which currently is TSMC. The fabrication of the silicon wafers used in our FPOA chips is a highly complex and precise process. Wafer production yields depend on a wide variety of factors. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print the circuit designs onto the silicon wafers, manufacturing equipment failures, wafer breakage and other factors could cause a substantial percentage of the wafers to be nonfunctional. Shortages in the supply of or defects in the silicon wafers used in our FPOA chips could cause us to delay producing, testing and shipping our FPOA chips, which could have an adverse effect on our business, revenue, financial condition and results of operations.

Difficulties in the chip fabrication process can also occur if we begin production of a new product or transition to new processes. We expect that the majority of our existing and planned FPOA chips use and will use increasingly advanced process geometries in order to achieve higher performance, lower power consumption and lower production costs. Our FPOA chips are presently fabricated in 130-nanometer process technology, and we expect our FPOA chips will be fabricated in 90-nanometer or smaller process technologies in the future to remain competitive. If we experience delays in the redesign of the FPOA chip or the fabrication of the silicon wafers, it would delay the introduction of our chips to the market, cause us to miss market opportunities and have an adverse effect on our business, revenue, financial condition and results of operations.

We rely on a single-source independent contractor for our packaging. The disruption or termination of our relationship with this contractor could result in a material adverse effect on our business, revenue, financial condition and results of operations.

The packaging of our FPOA chips is performed by a single supplier—Siliconware Precision Industries Co. Ltd. (SPIL).  Because we rely on an independent contractor for our packaging services, we cannot directly control delivery schedules or quality levels. The disruption or termination of this source for any reason could result in, at a minimum, a temporary or a long-term adverse effect on our business, revenue financial condition and results of operations.

The semiconductor industry is intensely competitive. Most of our competitors have substantially greater resources than we do, and there can be no assurance that we will be able to successfully compete in the industry.

The semiconductor industry is highly competitive and characterized by rapid and disruptive technological change, product obsolescence and heightened international competition. Our ability to compete successfully in the industry will depend on our ability to develop, manufacture and sell complex semiconductor components and design tools that offer customers greater value and higher performance than solutions offered by competing vendors.

Significant competitive factors in the semiconductor market include, among others, product features, performance, price, timing of market introductions, effectiveness of sales channels, emergence of new computing and networking standards, quality, reliability and customer support. Our FPOA chips may be used in applications now served by vendors of FPGAs, ASICs and digital signal processors, and we will compete against vendors of these products. Most of these competitors, including Xilinx, Inc. and Altera Corporation, have greater technical, financial and marketing resources, well-established market positions, name recognition, broader product lines and longer standing customer relationships than we do. There are multiple manufacturers of communications and digital signal processing semiconductor chips currently planning or offering products that will compete with the FPOA chips we offer and plan to offer. We may not be able to compete with these vendors in the targeted applications and densities.

Increased competition would likely adversely affect our financial condition and revenue. Competitors with greater financial resources or broader product lines may have a greater ability to withstand sustained price reductions in their primary markets, retain or regain market share and offer lower prices and additional products or services that we cannot offer. These competitors may be in a stronger position to respond more quickly to new technologies and to undertake more extensive marketing campaigns. Competitive pressures could reduce or slow market acceptance of our FPOA chips and result in price reductions, lower gross margins and increased expenses that could adversely affect our business, revenue, financial condition and results of operations.

Rapid technological change could cause our FPOA chips and technology to become obsolete or require us to redesign our FPOA chips, which could have a material adverse effect on our business, revenue, financial condition and results of operations.

The rapid rate of change in technology across a wide variety of industries will require us to expend substantial resources in an effort to develop new FPOA chips that will keep pace with or stay ahead of these advancements. We may not be able to anticipate and/or respond to technological changes in a timely manner, and our response may not result in successful product development and timely product introductions. If we are unable to anticipate or respond to technological changes, our business, revenue, financial condition and results of operations could be adversely affected.

Our ability to compete depends on our ability to protect our intellectual property, which may not be adequately protected.

Our ability to compete depends upon our ability to protect our intellectual property. We rely on a combination of United States patents, copyrights, trademarks, trade secret law, employee non-disclosure agreements and work-for-hire and non-disclosure agreements with independent contractors to protect and enforce our intellectual property rights. As of the date of this prospectus, we had been granted two United States patents, and we had four patent applications on file with the United States Patent and Trademark Office. However, filing a patent application does not mean we will be issued a patent or that any patent eventually issued will be as broad as requested in the patent application or sufficient to protect our technology. In addition, there are a number of factors that could cause our patents to become invalid or unenforceable or that could cause our patent applications to not be granted, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. Also, any common law protection of our intellectual property could be compromised by the fact that we do not have assignment of inventions agreements with our former employees.

We believe that we currently hold common law trademark rights in our trademarks MathStar, FPOA and ARRIX, and we have pending federal trademark applications in the United States for the trademarks MathStar, FPOA and ARRIX.  However, filing a trademark application does not mean that our trademarks will be registered or protected. We do not have any trademarks registered outside the United States, nor do we have any trademark applications pending outside the United States. Even if federal registrations are granted to us, our trademark rights may be challenged. It is also possible our competitors or others will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. We could incur substantial costs in prosecuting or defending trademark infringement suits. We currently hold one domain name relating to our business, MathStar.com, which we believe is important to our brand recognition and overall success. We may be unable to acquire other relevant domain names in the United States and in other countries where we conduct or may conduct business. If we are not able to protect our trademarks or domain name, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty, causing us to lose significant market share. If we lose market share, our business, revenue, financial condition and results of operations may be materially adversely affected.

Our patents and patent applications and copyrights, trademarks, trade secret law, employee non-disclosure agreements and work-for-hire and non-disclosure agreements with independent contractors may not provide meaningful protection from our competitors because the status of any patent and other intellectual property rights involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Our competitors may be able to circumvent our patents and other intellectual property rights or develop new patentable technologies that displace our existing technology. In addition, and despite our efforts to protect our proprietary rights from unauthorized use or disclosure, third parties, including our employees, former employees or consultants, may attempt to disclose, obtain or use our proprietary information or technologies without our authorization. If other companies obtain our proprietary information or technologies or develop substantially equivalent information or technologies, they may develop products that successfully compete against our FPOA chips.

Our technology has no patent protection outside of the United States because we have no non-United States patents, and we do not currently plan on applying for non-United States patents.  This could result in the appropriation of our technology outside of the United States, which could have an adverse effect on our business, revenue, financial condition and results of operations.

We have no patents outside of the United States, and we do not currently plan on applying for non-United States patents. Thus, our technology does not have patent protection outside of the United States. This could result in the appropriation of our technology outside of the United States, which could have an adverse effect on our business, revenue, financial condition and results of operations. The laws of certain countries in which our FPOA chips are or may be developed, manufactured or sold may not protect our technology and intellectual property rights to the same extent as the laws of the United States. Policing the unauthorized use of our technology is difficult, may result in significant expense to us and could divert the efforts of our technical and management personnel. Even if we spend significant resources and efforts to protect our intellectual property, there can be no assurance that we will be able to prevent the appropriation of our technology. The appropriation and use by others of our proprietary intellectual property could materially harm our business, revenue, financial condition and results of operations.

We are at risk of intellectual property infringement claims.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. If we prosecute infringement claims against third parties who are infringing or illegally using our intellectual property, or if we defend ourselves or our licensees against any similar claims brought by others, it could be costly and time-consuming to us and would divert the attention of management and key personnel from business issues, regardless of the claims’ merit. Due to the anticipated costs involved in filing and conducting an infringement action to protect our technology, we may decide not to file such an action, which could result in another party misappropriating our intellectual property. We could also incur substantial costs in interference proceedings declared by the United States Patent and Trademark Office in connection with any patents or patent applications or opposition proceedings declared by the United States Patent and Trademark Office in connection with our trademarks.

Although we have filed patent applications and have been granted two patents in the United States, we have not conducted, and are not required to conduct, any search or study regarding the existence of any technology on which our technology may infringe before filing a patent application. We are required to investigate any patented technology of which we have knowledge on which our technology may infringe. We have no knowledge of any such patented technology. However, a patent application is confidential until 18 months after its filing date and, for this reason, and due to the complexities of such a search, a search may not discern technology subject to patent applications on which our technology may infringe.

A third party claiming infringement may be able to obtain an injunction or other equitable relief against us and the use of our technology by us or others, which could prevent or inhibit the production or sale of our FPOA chips. If another party bringing a claim of infringement against us prevailed, we or our licensees, if any, may be required to obtain one or more licenses from or pay royalties to third parties, which could entail significant expense. There can be no assurance that we or our vendors or licensees would be able to obtain from a third party any required license of technology at a reasonable cost or at all, or be able to design commercially acceptable non-infringing alternatives. Our failure or the failure of our vendors or licensees to obtain such a license or develop such alternatives could have a material adverse effect on our business, revenue, financial condition and results of operations.

The market for semiconductor chips has been characterized by periods of significant fluctuations in demand. Our revenue and financial performance will depend on demand for semiconductor chips overall and particularly those with the performance characteristics of our FPOA chip.

We are focusing our efforts on the design, marketing and sale of our FPOAs for users of semiconductors. The market for semiconductor chips has been characterized since its inception by significant fluctuations in demand. Beginning in early 2000, the semiconductor industry was significantly affected by the economic downturn and contraction in the computing and communication equipment markets and has only recently begun to emerge from this downturn. During this downturn, semiconductor users significantly reduced or even suspended purchases of semiconductor chips. This cycle of reduced demand for semiconductor chips resulted in significant reductions in unit demand, excess customer inventories, price erosion and excess production capacity. If demand for semiconductor chips remains low or declines further and does not increase, our business, revenue, financial condition and results of operations would be materially adversely affected.

We currently rely and we may rely in the future on contracts, relationships and arrangements between our strategic partners and the United States government, and we may enter into contracts with the United States government. Contracts with the United States government involve risks in addition to normal business risks. If our contracts or our strategic partners’ contracts with the United States government were altered or terminated for any reason, our business, revenue, financial condition and results of operations could be adversely affected.

Two of the companies with which we have strategic relationships—Honeywell International, Inc. and Valley Technologies, Inc.—have contracts, relationships and arrangements with branches of the United States government in which they are using or plan to use our FPOA chips. We may enter into contracts, relationships and arrangements with branches of the United States government in the future. In addition to normal business risks, companies engaged in supplying military or other equipment to the United States government are subject to additional risks, including dependence on Congressional appropriations and administrative allotment of funds, changes in governmental procurement legislation and regulations and other policies that may reflect military and political developments, significant changes in contract scheduling, complexity of designs and the speed with which they become obsolete, necessity for constant design improvements, intense competition for United States government business which requires increases in time and investment for design and development, difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work and other factors characteristic of the industry. Changes are customary over the life of United States government contracts, particularly development contracts, and generally result in adjustments of contract prices. Such contracts are subject to termination by the United States government for the convenience of the United States government. We and other companies with which we may form strategic relationships in the future may enter into similar contracts, relationships and arrangements with the United States government, which would expose us and them to the same risks. If these contracts, relationships and arrangements with the United States government were altered or terminated for any reason, our business, revenue, financial condition and results of operations could be adversely affected.

Our success depends on the services of our existing management and upon our ability to attract qualified engineers and other technical, management, sales, marketing and financial personnel.

Our success depends to a significant extent upon the continued services of our current management and on our ability to attract, retain and motivate qualified critical employees, including design and application engineers, of which there is a limited number. In some of our fields of operations, there is only a limited number of people in the job market who possess the requisite skills. The competition for such employees is very intense. Even if we identify and hire qualified employees, there can be no assurance that such employees will remain in our employ. We have had difficulty in finding qualified engineers experienced in the design of high-performance digital chips. In addition, we may not be able to attract and retain engineers located in proximity to our design centers. To employ qualified design and application engineers, we may have to establish a presence in other localities, which would be expensive.

We do not have employment or noncompetition agreements with any of our employees, including members of management, although we have non-disclosure agreements with them. The loss of the services of one or more of our executive officers or key employees, or our inability to attract qualified personnel in the future, could restrict our ability to develop new FPOA chips or enhance existing FPOA chips in a timely manner, sell our

FPOA chips to our customers or manage our business effectively, which would have a material adverse effect on our business, revenue, financial condition and results of operations.

Douglas M. Pihl owned 7.1% of our outstanding shares of common stock as of October 16, 2006, which allows him to exert substantial influence over our business and management.

Douglas M. Pihl, who is our chairman, president, chief executive officer and a director, owned 1,352,501 shares individually and 125,334 shares jointly with his spouse, which is 7.1% of the outstanding shares of our common stock as of October 16, 2006. He is our single largest stockholder. Accordingly, he is able to exert significant control over our affairs including, but not limited to, the election of directors. As of October 16, 2006, Mr. Pihl’s spouse owned individually 2,834 shares of our common stock and warrants to purchase 137,492 shares, of which Mr. Pihl disclaims any beneficial ownership. Mr. Pihl’s spouse disclaims any beneficial ownership of shares owned individually by Mr. Pihl. Mr. Pihl’s spouse is a registered representative with the underwriter of our initial public offering. Mr. Pihl also disclaims beneficial ownership of 8,001 shares of our common stock owned by irrevocable trusts for which he is the grantor. See “Principal Stockholders.”

We may encounter difficulties in managing our growth and expanding our operations successfully.

If we successfully introduce our FPOAs to the marketplace, we will need to expand our development, marketing and sales capabilities. If our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers, manufacturers’ representatives and other third parties. Our ability to manage our operations and any growth will require us to make appropriate changes and upgrades, as necessary, to our operational, financial and management controls, reporting systems and procedures. Our inability to manage growth could delay the execution of our business plan or disrupt our operations.

Changes in accounting principles, including recent changes in employee stock option accounting rules, may adversely affect our reported operating results and our efforts and success in recruiting and retaining employees.

Technology companies, including us, have a history of using employee stock programs to hire, incentivize and retain employees in a competitive marketplace. In December 2004, the Financial Accounting Standards Board, or FASB, adopted SFAS No. 123(R), Share-Based Payment, which was effective for MathStar on January 1, 2006.  SFAS No. 123(R) requires companies, including MathStar, to record equity-based compensation expense for stock options and any employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We began to record these expenses on January 1, 2006. MathStar applies the prospective adoption method. The actual amount of expense that we recognize will depend on the value of our common stock at the time of any grants of options and other stock awards to employees. The change in accounting rules may lead to an increased loss, if we recognize a net loss, or a decrease in reported earnings, if we have earnings. This could also adversely affect our ability to use employee stock plans to attract and reward employees and could result in a competitive disadvantage to us in the employee marketplace. Our financial results could be adversely affected by other changes in accounting principles by FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board or various other bodies formed to promulgate and interpret accounting principles which have not yet been announced or adopted.

We are incurring and will incur increased costs as a result of being a public company.

On October 26, 2005, which was the effective date of our initial public offering, we became a public company.  As a public company, we are incurring and will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the SEC and The NASDAQ Global Market have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time consuming and costly. For example, in anticipation of becoming a public company, we created additional board committees and are adopting and implementing policies regarding internal controls and disclosure controls and procedures. We also are incurring and will incur additional costs associated with our public company reporting requirements. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion or without incurring material costs. We also expect that these new rules and regulations will make it more difficult and more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we are unable to successfully address the material weakness in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.

In connection with its audit of our financial statements for the years ended December 31, 2004 and 2005, our independent registered public accounting firm reported two conditions, which together constitute a material weakness in the internal controls over our ability to produce financial statements free from material misstatements. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our independent registered public accounting firm reported to our board of directors that we do not have a sufficient number of financial personnel with adequate training and experience in accounting and financial reporting, and our controls do not ensure that operating expenses and stock compensation transactions are identified and recorded accurately and in the appropriate accounting period. These two conditions, in combination, constitute a material weakness in our internal controls.

Our board of directors agrees that the conditions identified by our independent registered public accounting firm constitute a material weakness. We have developed a plan to address this material weakness that includes the addition of our new chief financial officer in June 2005, our controller in July 2005 and our staff accountant in December 2005, as well as the performance of an assessment of our current accounting and reporting policies and procedures, assessment of our financial accounting and reporting staff requirements, implementation of supervisory reviews by our chief financial officer and controller, implementation of new accounting policies and procedures, and the hiring and training of additional financial accounting and reporting staff. In addition to this plan, our new chief financial officer and controller are assessing our system of internal controls over financial reporting and are implementing controls designed to assure that, among other things, operating expenses and stock compensation transactions are identified and accurately recorded.

We will be reviewing and testing the steps described above through the remainder of 2006. However, we cannot provide assurance that the measures we have taken to date or any future measures will adequately remediate the material weakness reported by our independent registered public accounting firm. In addition, we cannot be certain that additional material weaknesses in our internal controls will not be discovered in the future. Any failure to remediate the material weakness reported by our independent registered public accounting firm or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2007 to be filed in early 2008. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could cause our stock price to decline.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and The NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation, testing and implementing any necessary remediation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the December 31, 2007 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their impact on our operations because there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or The NASDAQ Global Market. This type of action could adversely affect our financial results, investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and The NASDAQ Global Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

Our board of directors may issue and fix the terms of shares of our preferred stock without stockholder approval, which could adversely affect the voting power of holders of our common stock or any change in control of MathStar.

Our board of directors is authorized, without stockholder action, to establish various classes or series of preferred stock from time to time and to determine the rights, preferences and privileges of any unissued classes or series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series and the description thereof, and to issue any such shares. Our board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of the common stock and may have the effect of delaying, deferring or preventing a change in control of us. See “Description of Our Securities—Undesignated Preferred Stock.”

We will not pay cash dividends on our common stock in the foreseeable future.

We intend to retain any earnings or cash flow to finance the development of our business. Accordingly, we do not anticipate the payment of cash dividends on our common stock in the foreseeable future. We have not paid any dividends in the past, and we may be restricted or prevented from paying cash dividends by loan covenants with any lenders or cash dividends on our common stock by the terms of any preferred stock that we issue.

Risks Related to This Offering

An active trading market for our common stock may not be sustained.

The market for our stock is thinly traded, and a more active trading market for our shares may never develop or be sustained. Further, we cannot be certain that the market price of our common stock will not decline below the current trading ranges or below the amount required to maintain a listing on The NASDAQ Global Market. Should we fail to meet the minimum standards established by The NASDAQ Global Market, we could be de-listed, meaning stockholders would be subject to limited liquidity.

Our stock price will be volatile, meaning purchasers of our common stock could incur substantial losses.

Our stock price will be volatile. The stock market in general and the market for semiconductor and other technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price at which they purchased it. The market price for our common stock may be influenced by many factors, including:

•                  the failure of our FPOAs to perform as anticipated;

•                  the failure of our FPOAs to be accepted in the marketplace;

•                  delays in the acceptance of our FPOAs in the marketplace;

•                  changes in our relationships with our strategic partners;

•                  adverse events with respect to our strategic partners;

•                  disputes concerning patents or other proprietary rights;

•                  our ability to design products to commercial or governmental standards;

•                  litigation;

•                  the condition of our balance sheet;

•                  the departure of key personnel and our inability to replace such personnel in a timely manner;

•                  future sales of our common stock, including shares eligible for sale under Rule 144;

•                  variations in our financial results or those of companies that are perceived to be similar to us;

•                  changes in accounting principles;

•                  our failure to maintain adequate internal control over financial reporting or disclosure controls and procedures;

•                  investors’ perceptions of us; or

•                  general economic, industry and other market conditions.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders may sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933.  In addition, on May 23, 2006, we filed a Form S-8 registration statement to register 2,549,456 additional shares of common stock that were authorized for issuance under our stock plans. To the extent these shares are subject to outstanding options, after any exercise of the options, the shares can be freely sold in the public market subject to the restrictions imposed on our affiliates by Rule 144.

The anti-takeover provisions of the Delaware General Corporation Law, or the DGCL, may delay or prevent transactions that are favorable to our stockholders.

As a Delaware corporation, we are subject to provisions of the DGCL regarding “business combinations,” as that term is defined in the DGCL. Our directors’ ability to issue and fix the terms of our undesignated preferred stock without stockholder approval could be used as an anti-takeover measure. We may, in the future, consider adopting additional anti-takeover measures. The anti-takeover provisions of the DGCL, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the company not approved by our board of directors. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal, and the market price, voting and other rights of the holders of common stock may also be affected. See “Description of Our Securities.”

FORWARD-LOOKING INFORMATION

This prospectus, the documents incorporated herein by reference and any other written or oral statements made by or on our behalf include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements reflect our current views with respect to future events and future financial performance and do not relate only to historical matters. You can identify these forward-looking statements by our use of the words “believes,” “anticipates,” “forecasts,” “projects,” “could,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. We wish to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These statements are only predictions and speak only of our views as of the date the statements were made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity and/or performance of achievements. We do not assume any obligation to update or revise any forward-looking statements that we make, whether as a result of new information, future events or otherwise.

Factors that may affect forward-looking statements include, among others, our abilities to maintain the technological competitiveness of our current products, successfully introduce our products to the market on a timely basis, develop new features for our products, successfully market our products, respond to competitive developments, develop and maintain strategic relationships with providers of complementary technologies, manage our costs and the challenges that may come with growth of our business and attract and retain qualified sales, technical and management employees. We are also affected by the growth and regulation of the semiconductor industry.

We have identified some of the important factors that could cause future events to differ from our current expectations, and they are described in this prospectus under the caption “Risk Factors” and in our most recent Annual Report on Form 10-K including, without limitation, under the captions “Item 1A.  Risk Factors” and “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation,” in our most recent Quarterly Report on Form 10-Q, and in other documents we file with the Securities Exchange Commission, all of which you should review carefully.  Although we have attempted to list comprehensively these important factors, we also wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

USE OF PROCEEDS

We will receive proceeds upon any exercise of the warrants by the selling stockholders.  The selling stockholders will sell all of the shares of our common stock covered by this prospectus and will receive the proceeds from the sale of the shares.  We will not receive any of the proceeds from such sales.

SELLING STOCKHOLDERS

This prospectus covers offers and sales of shares of our common stock by the selling stockholders identified below.  We sold the 3,142,500 newly-issued shares for $4.00 per share and issued warrants to purchase an additional 1,366,988 shares, including warrants issued to our selling agent in the private placement, to the stockholders identified in the table in our October 2006 private placement.  Each selling stockholder has represented that he or it purchased the shares for the stockholder’s own account for investment only and that the stockholder has no present intent of distributing the shares.  All selling stockholders who represented that they were a broker-dealer or an affiliate of a broker-dealer certified that they acquired the securities in the October 2006 private placement in the ordinary course of business and, at the time of such purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

The table below identifies the selling stockholders and shows the number of shares of common stock beneficially owned by each of the selling stockholders as of October 16, 2006 and the number of shares offered for resale by each of the selling stockholders.  Our registration of these shares does not necessarily mean that any selling stockholder will sell all or any of their shares of common stock.  The “Shares Beneficially Owned After Offering” columns in the table assume that all shares covered by this prospectus will be sold by the selling stockholders and that no additional shares of common stock will be bought or sold by any selling stockholder.  No selling stockholder has had, within the past three years, any position, office or other material relationship with us other than as a result of ownership of shares and warrants to purchase shares.  No estimate can be given as to the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and, to our knowledge, that are currently no agreements, arrangements or understandings with respect to the sale of any of the shares except our agreements with the selling stockholders to register the resale of the shares.

The information provided in the following table is from questionnaires completed by the selling stockholders.

	Shares Beneficially Owned Before Offering(#)(1)					Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Outstanding Shares(#)	Shares Subject to Warrants(#)	Total Shares(#)	Percent(2)	Shares to be Sold(#)	Number	Percent(2)
QVT Fund LP(3)	500,000	200,000	700,000	3.3%	700,000	―	―
Highbridge International LLC(4)	325,000	130,000	455,000	2.2%	455,000	―	―
Enable Growth Partners LP(5)	318,750	127,500	446,250	2.1%	446,250	―	―
Enable Opportunity Partners LP(6)	37,500	15,000	52,500	*	52,500	―	―
Pierce Diversified Strategy Master Fund LLC, Ena(7)	18,750	7,500	26,250	*	26,250	―	―
CD Investment Partners, Ltd.(8)	250,000	100,000	350,000	1.7%	350,000	―	―
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(9)	250,000	100,000	350,000	1.7%	350,000	―	―
Jess S. Morgan & Co., Inc.(10)	830,862	82,000	912,862	4.3%	287,000	625,862	2.8%
Robert F. McCullough, Sr., Barbara C. McCullough, TTEEs, McCullough Living Trust u/a DTD 11/30/1992(11)	475,000	70,000	545,000	2.6%	245,000	300,000	1.3%
Lawrence I. McCullough(12)	161,334	16,666	178,000	*	35,000	143,000		*
McCullough Family Foundation(13)	325,000	10,000	335,000	1.6%	35,000	300,000	1.3%
GSSF Master Fund, LP(14)	150,000	60,000	210,000	1.0%	210,000	―	―
Calm Waters Partnership(15)	160,650	50,000	210,650	1.0%	175,000	35,650		*
Cranshire Capital, L.P.(16)	125,000	50,000	175,000	*	175,000	―	―
Iroquois Master Fund Ltd.(17)	125,000	50,000	175,000	*	175,000	―	―
Sophrosyne Technology Fund Ltd.(18)	125,000	50,000	175,000	*	175,000	―	―
Piper Jaffray & Co.(19)	―	109,988	109,988	*	109,988	―	―
Diamond Opportunity Fund, LLC(20)	100,000	40,000	140,000	*	140,000	―	―
Lagunitas Partners LP(21)	230,504	52,634	283,138	1.4%	110,250	172,888		*

	Shares Beneficially Owned Before Offering(#)(1)						Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Outstanding Shares(#)	Shares Subject to Warrants(#)	Total Shares(#)	Percent(2)		Shares to be Sold(#)	Number	Percent(2)
Jon D. and Linda W. Gruber Trust(22)	244,313	45,403	289,716	1.4%		35,000	254,716	1.1%
Gruber & McBaine International(23)	75,082	16,167	91,249		*	29,750	61,499		*
Telluride Capital Master Fund Ltd.(24)	75,000	30,000	105,000		*	105,000	―	―
Nite Capital LP(25)	62,500	25,000	87,500		*	87,500	―	―
Totals	4,965,245	1,437,858	6,403,103			4,509,488	1,893,615

*                 Less than one percent (1%).

(1)                      Each person has sole voting and sole investment power, except as noted.

(2)                      Based on 20,908,890 shares of common stock outstanding as of October 16, 2006 and 22,275,878 shares outstanding after the offering. The number of shares outstanding after the offering assumes that all of the warrants issued in our October 2006 private placement are exercised.  Except as described in the table and in the footnotes to the table, does not include 2,183,124 shares subject to outstanding options or 1,722,847 shares subject to outstanding warrants.

(3)                      The management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC.  QVT Financial LP is the investment manager for QVT Fund LP and shares voting and investment control over MathStar’s securities held by QVT Fund LP.  QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP.  The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm.  Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of MathStar’s securities held by QVT Fund LP.

(4)                      Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(5)                      Mitch Levine, as the managing partner of Enable Growth Partners, LP, has voting and/or investment power over the securities owned by Enable Growth Partners, LP.

(6)                      Mitch Levine, as the managing partner of Enable Opportunity Partners LP, has voting and/or investment power over the securities owned by Enable Opportunity Partners LP.

(7)                      Mitch Levine, as the managing partner of Pierce Diversified Strategy Master Fund LLC, Ena has voting and/or investment power over the securities owned by Pierce Diversified Strategy Master Fund LLC, Ena.

(8)                      John Ziegelman, as president of CD Capital Management, LLC, the investment manager for CD Investment Partners, Ltd., has voting and/or investment power over the securities owned by CP Investment Partners, Ltd.

(9)                      Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(10)                Gary Levenstein has sole voting and sole investment power over the securities owned by Jess S. Morgan & Co., Inc.

(11)                Robert F. McCullough, Sr., as trustee of the McCullough Living Trust U/A dtd 11/30/1992, has sole voting and sole investment power over the securities owned by the McCullough Living Trust U/A dtd 11/30/1992.

(12)                The shares owned after the offering include exercisable warrants to purchase 6,666 shares.

(13)                Robert F. McCullough, Sr., as trustee of the McCullough Family Foundation, has sole voting and sole investment power over the securities owned by the McCullough Family Foundation.

(14)                Tom C. Davis, as authorized agent of GSSF Master Fund, LP, has sole voting and sole investment power over the securities owned by GSSF Master Fund, LP.

(15)                Richard S. Strong, as managing partner of Calm Waters Partnership, has sole voting and sole investment power over the securities owned by Calm Waters Partnership.

(16)                Mitchell P. Kopin is the President of Downsview Capital, Inc. (“Downsview”), which is the general partner of Cranshire Capital, L.P.  Both Mr. Kopin and Downsview have voting and investment power over the securities owned by Cranshire Capital, L.P.  Each of Mr. Kopin and Downsview disclaims beneficial ownership of the securities owned by Cranshire Capital, L.P.

(17)                Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd.  Mr. Silverman disclaims beneficial ownership of these securities.

(18)                Piper Jaffray & Co. received the warrants as compensation for acting as agent in the October 2006 private placement.  Piper Jaffray & Co. is required to file reports and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

(19)                Benjamin Taylor, as managing member of the general partner of Sophrosyne Technology Fund Ltd., has sole voting and sole investment power over the securities owned by Sophrosyne Technology Fund Ltd.

(20)                David Hokin, Rob Rubin and Richard Marks, in their capacities as manager and managing directors, respectively, of Diamond Opportunity Fund, LLC, have shared power to vote and dispose of the securities owned by Diamond Opportunity Fund, LLC.  Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of these securities.

(21)                Gruber & McBaine Capital Management (“GMCM”) is the general partner of Lagunitas Partners LP.  As managers of GMCM, Jon D. Gruber and J. Patterson McBaine oversee voting and investment activity.  The shares owned after the offering include exercisable warrants to purchase 21,134 shares.

(22)                Jon D. Gruber, as trustee of the Jon D. and Linda W. Gruber Trust, has voting and/or investment power over the securities owned by the Jon D. and Linda W. Gruber Trust.  The number of outstanding shares before the offering and the number of shares after the offering include 199,464 shares owned by GMCM and 19,849 shares owned by Jon D. Gruber, and the number of shares subject to warrants include 32,536 shares subject to warrants owned by GMCM and 2,867 shares subject to warrants owned by Jon D. Gruber.  The Jon D. and Linda W. Gruber Trust disclaims beneficial ownership of 205,586 shares and warrants to purchase 28,801 shares held by clients managed by GMCM.

(23)                GMCM, as the investment manager of Gruber & McBaine International, has voting and investment power over the securities owned by Gruber & McBaine International.  The number of shares after the offering includes exercisable warrants to purchase 7,667 shares.

(24)                Mark Kuper, as listed authorized agent to Telluride Capital Master Fund Ltd., has sole voting and sole investment power over the securities owned by Telluride Capital Master Fund Ltd.

(25)                Keith Goodman, as listed manager of the general partner of Nite Capital LP, has sole voting and sole investment power over the securities owned by Nite Capital, LP.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•               ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•               block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•               purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•               an exchange distribution in accordance with the rules of the applicable exchange;

•               privately negotiated transactions;

•               short sales;

•               broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•               through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•               a combination of any such methods of sale; and

•               any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our company being notified in writing by a selling stockholder that any material agreement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) if applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon our company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities laws.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder.  Each selling stockholder has represented and warranted to us that he, she or it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If the selling stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.  The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations thereunder promulgated, including, without limitation, to the extent applicable, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF OUR SECURITIES

The following is a description of our capital stock and other securities and the material provisions of our certificate of incorporation, bylaws and other agreements. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under the captions “Where You Can Find More Information” and “Information We Have Incorporated by Reference.”

General

Under our certificate of incorporation, we have 100,000,000 shares of authorized capital stock, of which 90,000,000 shares have been classified as common stock and 10,000,000 shares have been classified as preferred stock, $0.01 per share par value. As of October 16, 2006, there were 20,908,890 shares of common stock outstanding and approximately 1,000 holders of record of our common stock. We have no outstanding shares of preferred stock.

Common Stock

Holders of common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available for the payment of dividends. We presently intend to retain any earnings to fund the development of our business. Accordingly, we do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determination as to declaration and payment of dividends will be made in the discretion of our board of directors.

In the event of the liquidation, dissolution, or winding up of MathStar, each outstanding share of our common stock will be entitled to share equally in any of our assets remaining after payment of or provision for our debts and other liabilities.

Holders of common stock are entitled to one vote per share on matters to be voted upon by stockholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors.

Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock which we may issue after the date of this prospectus.

All of the outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are not liable for further calls or assessments.

Warrants Issued in October 2006 Private Placement

In October 2006, we issued to the selling stockholders, including our selling agent in our October 2006 private placement, warrants to purchase a total of 1,366,988 shares of our common stock.  The warrants will become exercisable on April 3, 2007, have a five-year term expiring on October 3, 2011, and have an initial exercise price of $6.00 per share.  The warrants also have a “cashless” exercise provision entitling the holder to apply any difference between the market value and the lesser exercise price of the shares subject to the warrants to the payment of the exercise price of other shares subject to the warrants, thus reducing the number of shares purchasable upon exercise of the warrant.  The exercise price and the number of shares subject to the warrants will be proportionately adjusted upon any stock dividend, subdivision of our common stock, or reverse stock split.  In addition, the warrants provide that if we issue or sell our common stock for no consideration or for a consideration per share less that the then-effective exercise price of the warrants, the exercise price of the warrants is decreased and the number of shares subject to the warrants is increased as provided in the warrants.

Options and Other Warrants

As of October 16, 2006, we had reserved a total of 2,884,290 shares of common stock for issuance under our 2000 and 2002 stock option plans, the Digital MediaCom stock option plan and our 2004 Amended and Restated Long-Term Incentive Plan; we had options outstanding to purchase 2,486,054 shares of common stock; and we had restricted stock awards outstanding for 464,903 shares of common stock. Of these restricted stock awards, awards for 404,903 shares vested on October 25, 2006. In addition, as of October 16, 2006, there were 3,089,835 shares subject to outstanding warrants. As of October 16, 2006, the average weighted exercise price of all outstanding options was $5.44 per share, and the average weighted exercise price of all outstanding warrants was $6.07 per share.

Undesignated Preferred Stock

Our certificate of incorporation authorizes 10,000,000 shares of preferred stock. Our board of directors is authorized, without further stockholder action, to establish various series of such preferred stock from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares. Although there is no current intent to do so, our board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the common stock. As of the date of this prospectus, there were no shares of preferred stock designated or outstanding.

Registration Rights

Registration Rights of Purchasers of Common Stock and Warrants in October 2006 Private Placement

We entered into registration rights agreements with the selling stockholders identified in the section entitled “Selling Stockholders” under which we agreed to file this registration statement and to cause it to become effective on or before the deadline, or the effectiveness deadline, set forth in the registration rights agreements.  If the registration statement is not effective on or before the effectiveness deadline, or if the registration statement ceases to remain continuously effective for more than an aggregate of 20 consecutive trading days or for more than an aggregate of 40 trading days in any 12-month period (which need not be consecutive), on the date on which the applicable trading day period is exceeded, MathStar must pay to each selling stockholder an amount in cash equal to 1.5% of the aggregate purchase price paid by such selling stockholder for the securities then held by such selling stockholder that were purchased in the October 2006 private placement.  In addition, on each monthly anniversary date of the date on which the applicable trading day period is exceeded (if the registration statement is not then effective), MathStar must pay to each selling stockholder an amount in cash equal to 1.5% of the aggregate purchase price of the securities then held by such selling stockholder that were purchased in the October 2006 private placement.  If MathStar does not pay these amounts within seven days after they are payable, it must pay interest on such amounts at the annual rate of 10%.  The registration agreements also provide that the maximum payment by MathStar to a selling stockholder shall not exceed (i) in any 30-day period, an aggregate of 1.5% of the purchase price paid by the selling stockholder for MathStar’s securities in the October 2006 private placement (plus interest, if applicable) and (ii) 10% of the purchase price paid by such selling stockholder for such securities.

Registration of Shares Subject to Stock Options

On May 23, 2006, we filed a registration statement on Form S-8 under the Securities Act of 1933 covering 2,549,456 shares of our common stock reserved for issuance upon exercise of outstanding options. Accordingly, such shares may be sold in the open market, subject to Rule 144 volume limitations that apply to our affiliates. See “Risk Factors—If there are substantial sales of our common stock, our stock price could decline.”

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of the director’s fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of the director’s fiduciary duty as a director, except that a director will be personally liable for:

•                  any breach of his or her duty of loyalty to us or our stockholders;

•                  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•                  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•                  any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation or Delaware law against liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Delaware Law that May Have an Anti-Takeover Effect

Certain provisions set forth in our certificate of incorporation and Delaware law, which are summarized below, may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Undesignated Preferred Stock

Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by our stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, any voting powers of the shares of the series, and any preferences and relative, participating, optional and other special rights and any qualifications, limitations or restrictions, of the shares of such series. Our board could authorize the issuance of shares of preferred stock that could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for shares of our common stock or otherwise be in their interests.

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, or DGCL, prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless:

•                  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•                  by persons who are directors and also officers, and

•                  by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank N.A., whose address is P.O. Box 64874, St. Paul, Minnesota 55164.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “MATH.” We have not applied to list our common stock on any other exchange or quotation system.

LEGAL MATTERS

The validity of the shares being offered hereby is being passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.  We received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for any stockholder or prospective investor. Purchasers of the shares offered hereby are not entitled to rely on any such advice and should not consider any such counsel to represent them or their interests.

Richard A. Hoel is a shareholder of Winthrop & Weinstine  P.A., and his spouse owns 10,001 shares of our common stock and warrants to purchase 3,334 shares of our common stock. Michele D. Vaillancourt also is a shareholder of Winthrop & Weinstine  P.A., and she and her spouse together own 3,334 shares of our common stock.

EXPERTS

The financial statements incorporated into this prospectus by reference to the Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2005 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered by the selling stockholders pursuant to this prospectus. This prospectus is part of the registration statement but does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934 under which we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  These documents are publicly available, free of charge, on our website at www.mathstar.com as soon as reasonably practicable after we file such documents with the Securities and Exchange Commission.

You can read the registration statement and our reports and other information filed with the Securities and Exchange Commission over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at Station Place, 100 F Street NE, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at Station Place, 100 F Street NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

All information concerning us contained in this prospectus has been furnished by us. No person is authorized to make any representation with respect to the matters described in this prospectus other than those contained in this prospectus and, if given or made, such information must not be relied upon as having been authorized by us or any other person on our behalf.

We have not authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone gives you such information, you should not rely on it. This prospectus is dated November 7, 2006. You should not assume that the information contained in this document is accurate as of any other date unless the information specifically indicates that another date applies.

INFORMATION WE HAVE INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and may supersede this information. We are incorporating by reference into this prospectus the documents listed below:

•                  Our Annual Report on Form 10-K for the year ended December 31, 2005, as amended by Form 10-K/A (Amendment No. 1) filed on October 26, 2006;

•                  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006; and

•                  Our Current Reports on Form 8-K filed with the Commission on January 11, 2006, February 1, 2006, February 27, 2006, March 1, 2006, April 10, 2006, May 5, 2006, May 15, 2006, May 22, 2006, September 19, 2006, September 27, 2006, October 4, 2006 and October 6, 2006.

All documents we file (but not furnish) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering are also incorporated by reference and are an important part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that have been or may be incorporated by reference in the prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Your requests should be directed to our Chief Financial Officer at our principal executive offices at:

MathStar, Inc.

19075 N.W. Tanasbourne Drive, Suite 200

Portland, OR  97124

Telephone:  (503) 726-5500

4,509,488 Shares

MathStar, Inc.

Common Stock

PROSPECTUS

November 7, 2006